ACREX VENTURES LTD.

REPORT TO SHAREHOLDERS

This Report should be read as a supplement to the Company’s Management Discussion and Analysis dated April 20, 2006 - as it contains relevant information about the Company to that date.

The Company’s shares have, on the TSX Venture Exchange, enjoyed a significant increase in their trading price - from $0.10 - $0.15 per share in 2005 to $0.40 on May 2, 2006. We attribute the increase in the trading price to three principal factors, being the fact that the Company has announced that it will conduct exploration work on all three of its properties between now and mid-summer; significant increases in the international trading prices of the potential minerals underlying the Company’s claims, primarily gold and copper; and a significant programme of investor relations and promotion is taking effect.

Spanish Mountain, British Columbia

The Company has announced plans for an exploration program on its optioned Spanish Mountain property, located near Likely, B.C.  The Spanish Mountain Property is located immediately adjacent to and along strike from Skygold Ventures Ltd. and Wild Rose Resources Ltd. Spanish Mountain joint venture gold project.

On February 22, 2006, Skygold Ventures Ltd. and Wildrose Resources Ltd. announced results from the 2005 drill program on their Spanish Mountain property.  Results to date have intersected a significant bulk mineable zone of gold mineralization within the Main Zone which extends 700 metres north-south, 300 metres east-west and to a depth of 200 metres and remains open in all directions.  Reconnaissance drilling up to 500 metres west of the Main Zone highlights potential for large-scale expansion of the zone.  The reported highlights of the drilling results included a statement that:

“Gold mineralization has now been expanded and includes “zones averaging 39.50 metres of 1.55 g/t gold and 57.05 metres of 1.21 g/t gold.  This confirms the interpretation of multiple sub-parallel zones that remain open in all directions.  Hole RC-310 at the northern end of the Main Zone intersected 116.44 metres of 1.34 g/t gold to the bottom of the hole including 20.43 metres of 2.28 g/t gold.  This hole represents one of the widest and highest grade gold intercepts on the property and demonstrates the potential for continued expansion of the Main Zone”.

Work conducted by the Skygold-Wildrose joint venture indicates that diamond drilling of zones with elevated gold-in-soil is successful at intersecting gold in bedrock to over 100 metres depths on the Spanish Mountain Property.

In October 2005, the Company completed programs of geochemical sampling, prospecting, and reconnaissance mapping on the Spanish Mountain properties.  Results of the sampling program outline a strong gold soil anomaly on the Hepburn Lake grid that is located immediately west of the Skygold-Wildrose joint venture claims.  Within the southern portion of the Hepburn Lake sample grid there is an 800 metre by 1000 metre area that averages greater than 50 ppb gold (see Acrex news release dated Nov. 30, 2005).  The current Hepburn Lake grid utilized 25-metre sample intervals along 200-metre spaced lines.  The Company’s consultant recommends detailed geochemical sampling at closer line spacing as well as additional geochemical lines to the east and west where the indicated soil anomaly extends.  This is to be coupled with geological mapping and prospecting in order to fully define targets in preparation for trenching and diamond drill testing.

The 2006 exploration program on the Hepburn Lake grid, consisting of infill soil geochemical sampling and magnetometer surveying, will be followed up by trenching and drilling of the most favourable anomalies.  Acrex has signed a diamond drill contract, with drilling scheduled for early summer.  As well, continued exploration will take place on a second claim block - located immediately adjacent to the east side of the Skygold-Wildrose joint venture properties.

Michaud, Ontario

Since April 20, 2006 the Company and Moneta Porcupine Mines Inc. (“Moneta”) have started their 2006 drill program on the Michaud Joint Venture’s gold property located along the Destor Porcupine Fault Zone (“DestorPFZ”) in Michaud Township east of Timmins in northern Ontario. The initial phase of the planned 2006 program consists of up to 1,600 metres of diamond drilling (NQ size) in three to five drill holes depending on access conditions. Drilling is presently underway and assay results are expected to become available in about six weeks.

The Joint Venture partners plan to test the gold potential of the Timiskaming sediments in contact with the ultramafic volcanics of the DestoPFZ on the Dyment 3 claims and a new target midway between the previously discovered 55 and Western Zones. This geological setting has proven to be highly prospective for gold mineralization as evidenced by the presence of several nearby gold zones, including the 624,500 ounce inferred resource of Moneta’s Southwest Zone, located 3 kilometres on strike from the 2006 drill program.

The program is also expected to test extensions east and west of the 55 Zone where only 18 drill holes have been completed to-date. Drilling in 2005 intersected multiple zones of gold mineralization in most holes

The Michaud Joint Venture was formed in November 2004 by Acrex and Moneta to continue exploration on a 50/50 basis of a group of 65 claim units in Michaud Township. Acrex completed the expenditure of $1,000,000 in 2004 to earn a 50% interest in the claim group. Prior drilling has resulted in the expansion of the “55” and discovery of the Western Zones on the property, which are both located along the DestorPFZ.

Acrex and Moneta have also reached agreement on the acquisition by the Michaud Joint Venture of the Dyment 3 claim group optioned by Moneta from St Andrew Goldfields Ltd. in September 2004. Acrex will make two cash payments to Moneta to reimburse Moneta for the costs of acquisition and the current ownership of the Joint Venture (50/50) will remain the same.

DATED at Vancouver, B.C. this 3rd day of May, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS